UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 2001
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



                 THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN
           ----------------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                300 Renaissance Center
                                                Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
     -----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Group Savings Incentive Plan:
         Independent Auditors' Report ............................      3
         Statements of Net Assets Available for Benefits .........      4
         Statements of Changes in Net Assets Available for Benefits     5
         Notes to Financial Statements ...........................      6
         Supplemental schedule as of and for the year ended,
         December 31, 2001
         Schedule H, Item 4i - Schedule of Assets Held for
             Investment Purposes.................................       20

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which such schedules are required or because such schedules have been previously submitted to the Department of Labor.


(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent................         23



SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE GROUP
                                               SAVINGS INCENTIVE PLAN

                                               -----------------------------
                                                      (Name of Plan)



Date     June 25, 2002                By
         -------------
                                               /s/David C. Walker
                                               -----------------------------
                                               (David C. Walker,
                                                Chief Financial Officer,
                                                GMAC Mortgage Group, Inc.)

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Trustees and Participants of
The GMAC Mortgage Group Savings Incentive Plan
Horsham, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of The GMAC Mortgage Group Savings Incentive Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
May 23, 2002

                 THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2001 and
2000.


                                            2001            2000
                                         -----------   -----------
Assets:

Investments (Note 7)                   $261,266,443   $242,490,271
Loans Receivable                          5,709,390      5,905,859
                                        -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS      $266,975,833   $248,396,130
                                        ===========    ===========

See notes to financial statements.

                 THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
                     YEAR ENDED DECEMBER 31, 2001 and 2000.

                                             2001         2000
                                          -----------  -----------
Interest and dividends                    $7,215,689   $20,029,238
Net depreciation in fair
   value of investments(Note 7)           (25,706,045) (46,456,195)
Contributions:
   Employee                                36,008,825   27,525,210
   Employer - net                          15,381,460   13,058,243
                                          -----------  -----------
Total contributions                       51,390,285    40,583,453
Distributions to participants            (19,450,712)  (20,380,531)
Plan Transfers from acquisitions                    -    3,394,343
Rollovers                                  5,130,486     5,249,524
                                          -----------  -----------

Increase in net assets available
   for benefits during the year            18,579,703    2,419,832
Net assets available for benefits,
   beginning of year                      248,396,130  245,976,298
                                          -----------  -----------
Net assets available for benefits,
   end of year                           $266,975,833 $248,396,130
                                          ===========  ===========

See notes to financial statements.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
-----------------------------------------------------------------------------

1.  INFORMATION CONCERNING THE PLAN

      The GMAC Mortgage Group Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Group, Inc. (the "Group") on April 30, 1986. The Plan was restated effective January 1, 1998. The Plan was amended as of November 29, 1999 and December 15, 2000 with an effective date of January 1, 1999 for both amendments. The Plan was amended and restated effective January 1, 2001. The plan was amended primarily to clarify existing plan features and to effect administrative changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      The Plan is a defined contribution plan with a cash or deferred arrangement for employees of the Group, its participating subsidiaries and any related entities electing to adopt the Plan. The employees may elect to participate and must meet certain eligibility requirements. Subsidiaries or related entities participating in the Plan include:

         GMAC Residential Holding Corporation ("GMAC Residential") Residential Funding Corporation ("RFC")
         GMAC Commercial Holding Corporation ("GMAC Commercial Mortgage")

      The Plan is sponsored and administered by the Group. At December 31, 2001 and 2000, all assets were held in trust at Fidelity Management Trust Company. A general description of the Plan provisions is incorporated in the notes that follow. The Plan document includes a complete description of the Plan provisions.




THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

Acquisitions by the Group and subsidiaries affecting the Plan:

                        Acquisition    Acquisition    Number of      Type of                         Plan Year
Entity Acquired            Date           Type        Employees      Transfer (1,2,3)  Amount (4)    Affected
--------------------------------------------------------------------------------------------------------------
                                                                                                      2000
GMAC Residential Holding Corp.
  Koening & Strey       08/12/1999     Stock               200       Trust to Trust    2,094,000
  Pacific Union Real
   Estate Group         03/01/2000     Stock               150       Trust to Trust    1,300,000
  Hammond Residential
   Real Estate          03/13/2000     Net Assets           37       Rollover
 GHS New York Metro Inc.04/17/2000     Net Assets           72       Rollover
 Johnson & Johnson      07/17/2000     Net Assets           10       Rollover
 Solomon Wilmington &
   Associates           09/15/2000     Net Assets            4       Rollover
 Siery & Kiem           10/24/2000     Net Assets           10       Rollover

RFC
  ULG (CA)              04/01/2000     Net Assets          177       Rollover

GMAC Commercial Holding Corp.
  CSC Cypress
   Financial, Inc.      12/01/2000     Net Assets            6       Rollover




See notes on page 9.



THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

Acquisitions by the Group and subsidiaries affecting the Plan:


                        Acquisition    Acquisition    Number of      Type of                       Plan Year
Entity Acquired            Date           Type        Employees      Transfer (1,2,3)  Amount (4)  Affected
------------------------------------------------------------------------------------------------------------
                                                                                                        2001
GMAC Residential Holding Corp.
  Clayton National, Inc 03/31/2001     Net Assets           86       Rollover
GMAC Commercial Holding Corp.
  Univest Financial
   Services, LLC        01/09/2001     Net Assets           68       Rollover
  Keystone Mortgage
   Partners, LLC        02/02/2001     Net Assets           42       Rollover
  Paramount Financial
   Group, LLC           03/12/2001     Net Assets          135       Rollover
  FASRE Field Services
   Inc                  04/06/2001     Net Assets           11       Rollover
  Carey Kramer Company
                        08/09/2001     Net Assets           11       Rollover

  FCC Health Capital
   Group                10/01/2001     Net Assets           18       Rollover

See notes on page 9.



THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

Notes:

(1) Trust to Trust transfers involve mapping the funds from the former entity's plan to the Group's current plan. Funds are directly transferred from the former entity's trustee to the Group's trustee.
(2) Rollovers afford the former entity's plan participants the opportunity to roll their funds into the Group's Plan. Participants are eligible to rollover to the Group's Plan as of the entity's acquisition date.
(3) In all types of transfers, employees of the former entity are vested in accordance with the Plan's vesting schedule and their original dates of hire, except where noted.
(4) Approximate amount of assets to be transferred in a Trust to Trust transfer is noted above. No amount is disclosed for Rollovers as participants are not required to roll funds over to the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions (specifically, the fair value of plan assets) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

      The financial statements of the plan are prepared on the accrual method of accounting. The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

      . Investment transactions are recorded on the trade date and investment balances are stated at fair value. Assets are invested in common stocks, mutual funds and pooled separate accounts and are carried at quoted market price.

      . Net appreciation in fair value of investments is computed based on the fair value of investments at the beginning of the Plan year compared with the fair value of investments at the end Plan year.

      . Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

      . Participant loans are valued at cost, which approximates fair value. Balances in the loan fund are carried at the principal balance outstanding.

      . Distributions are recorded when paid.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

3.    CONTRIBUTIONS TO THE PLAN

      Annual additions to a participant's account are subject to certain limitations imposed by the Plan and the Internal Revenue Code of 1986, as amended ("the Code"). Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% of base compensation, up to 12% of compensation (subject to a limit of $10,500 for the years ended December 31, 2001 and 2000). The participant contribution limitation is evaluated annually by the Internal Revenue Service to determine if an adjustment for cost of living increases is necessary to the extent permitted by the Code. The Group will match a participant's contribution in cash up to 6% of compensation, to an annual matching limit of $3,000. Employer contributions are made to the General Motors Unitized Stock Fund. Based on the participant's election, participant contributions can be directed to any of several investment funds or options (see Note 7). Participants may elect to change contribution elections daily and are permitted to change allocations among funds or transfer balances between funds, in 1% increments daily.

4.    VESTING

      Two pre-tax basis accounts are maintained for each participant. The Salary Reduction Account consists of a participant's contributions and is fully vested. The Matching Account consists of the Group's contributions. A participant's Matching Account vested balance is 20% after one year of credited service and increases 20% per year thereafter until fully vested.

      Although it has not expressed any intent to do so, the Group has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's Matching Account becomes fully vested to the extent of the amount in the participant's Matching Account.


5.    DISTRIBUTIONS

      A participant may withdraw his or her vested accrued benefit at any time after termination of employment, subject to an excise tax penalty if withdrawn prior to age 59 1/2. Prior to termination of employment, the participants vested accrued benefit may only be withdrawn because of disability or financial hardship. A participant may elect to receive his or her withdrawal in either a lump-sum payment, by purchase of various annuities or over various periods of time. A participant may also elect a distribution of shares of stock to the extent that a participant's accrued benefit is invested in employer stock.

6.    FORFEITURES

      Upon termination, the non-vested portion of the participant's Matching Account is forfeited. Participant forfeitures are used to reduce subsequent Group contributions.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

7.    INVESTMENT FUNDS OR OPTIONS

      Participants may direct the plan trustee to make investments of participant contributions in the investment options described below:

      Fidelity Growth & Income Fund - The fund seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests in common stocks, securities convertible into common stocks, preferred stocks, and fixed income securities.

      Fidelity Magellan Fund - The fund seeks long-term capital appreciation by investing in stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic, and multinational companies.

      Fidelity Contrafund - The fund seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued. The fund invests in common stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation.

      Fidelity Managed Income Fund - The fund seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality, short- and long-term investment contracts issued by insurance companies, banks, and other approved financial institutions.

      Fidelity Asset Manager Fund - The fund seeks a high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds, and short-term instruments.

      Fidelity Retirement Government Money Market Fund - The fund seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and in repurchase agreements secured by the obligations.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

      Fidelity OTC Portfolio Fund - The fund seeks capital appreciation by investing mainly in equity securities traded on the over-the-counter market.

      Fidelity Overseas Fund - The fund seeks long-term capital growth primarily through investments in foreign securities. Investments may include common stock, securities convertible to common stock, and debt instruments. Due to currency fluctuations and the political and economic uncertainties associated with foreign investments, the risks and potential rewards relating to this fund are greater than funds which purchase U.S. investments.

      Fidelity Blue Chip Fund - This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in common stocks issued by blue-chip companies. These companies are defined as companies with market capitalizations of at least $200 million, if the company's stock is included in the S&P 500 or the Dow Jones Industrial Average, or $1 billion if not included in either index.

      Fidelity Small Cap Stock Fund - The fund seeks capital appreciation by investing mainly in equity securities of companies with small market capitalization believed to be undervalued compared to others in their industry. The fund may also invest in all types of equity securities and may invest a portion of its assets in the stock of companies with larger capitalization.

      Fidelity Aggressive Growth Fund - This fund seeks capital appreciation by investing primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earning or revenue growth. The fund focuses on investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

      Fidelity Spartan U.S. Equity Index Fund - This fund seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stocks of companies publicly traded in the United States of America. The fund invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of stocks publicly traded in the United States of America. The fund may also lend securities to earn income for the fund.

      Fidelity Puritan Fund - The fund seeks high income with preservation of capital and the potential for growth of capital. It invests in a broadly diversified portfolio of high-yielding equity and debt securities.

      Fidelity Ginnie Mae Fund - The fund seeks a high level of current income by investing primarily in Government National Mortgage Association (Ginnie
      Mae) securities and other securities that are guaranteed by the full faith and credit of the U.S. Government and private issuers. Assets not invested in Ginnie Maes may be invested in any type of U.S. or foreign debt or other income producing investments.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

      Fidelity U.S. Bond Index Fund - This fund seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index. Under normal conditions, the fund will invest at least 80% of its total assets in bonds included in the Aggregate Bond Index.

      Fidelity Low-Price Stock Fund - The fund seeks capital appreciation and normally invests at least 65% of total assets in low-priced common stocks ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies.

      Fidelity Equity Income Fund - This fund seeks reasonable income and will also consider the potential for capital appreciation. The fund seeks a yield that exceeds the yield on the securities comprising the Standard & Poor's 500 Index. Normally, this fund will invest at least 65% of total assets in income-producing equity securities and potentially invests in other types of equity securities and debt securities, including lower-quality debt securities.

      Fidelity Freedom Funds - These funds provide investment diversity based on the projected years to retirement. A participant can choose the fund tailored to their retirement specification. These funds eliminate the need for the investor to determine the asset allocation. Six Fidelity Freedom Funds are included in the plan. Fidelity Freedom Income Fund, Fidelity Freedom 2000, Fidelity Freedom 2010, Fidelity Freedom 2020, Fidelity Freedom 2030, and Fidelity Freedom 2040.

      Fidelity Value Fund - The fund seeks capital appreciation by investing in common stocks of companies believed to possess valuable fixed assets or to be undervalued.

      Fidelity Diversified International Fund - The fund seeks capital growth by investing primarily in foreign securities. The fund invests primarily in common stocks.

      Fidelity Strategic Income Fund - The fund seeks a high level of current income and may also seek capital appreciation. The fund invests primarily in debt securities, including lower-quality debt securities, allocated among four general investment categories: high yield securities, U.S. Government and investment grade securities, emerging market securities, and foreign-developed market securities.

      General Motors Unitized Common Stock Fund - The objective is to provide a General Motors stock investment option that can be traded and accessed with the same frequency and timeliness as a Fidelity mutual fund. This fund is primarily comprised of GM Common Stock and a small percentage of cash and/or other liquid investments (usually 1-3%). The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five-day settlement period. During 2001 and 2000, contributions to each participant's Matching Account were initially invested in the GM Unitized Common Stock Fund.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

      Delphi Automotive Unitized Common Stock Fund - Effective May 28, 1999 GM declared a special dividend which provided participants 0.70 shares of common stock of Delphi Automotive Systems (Delphi) for every share held of the GM $1-2/3 common stock. Since the Plan holds shares of the GM $1-2/3 common stock through its GM Unitized Common Stock Fund, Plan participants were eligible to receive shares of Delphi Automotive Common Stock. Such exchange to the Plan was recorded as a stock dividend and totaled approximately $6.9 million.

      This exchange required the addition of Delphi Automotive Unitized Common Stock Fund, which will remain as an investment option through May 28, 2002; however, no further contributions or exchanges from any other investment options into the Delphi Automotive Unitized Common Stock Fund will be permitted during that time. Dividends, if any, paid on Delphi Automotive Common Stock held will be transferred into the Fidelity Retirement Government Money Market Fund.

      Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Delphi Automotive Common Stock, the amount of any dividends paid thereon, and any interest earned on short-term investments held by the fund.

      General Motors Class H Common Stock Fund - Effective April 24, 2000, GM offered to exchange a prorated percentage of approximately 25% of GM Class H common stock for each share of $1-2/3 par value common stock that was validly tendered and accepted by GM. All plan participants holding $1-2/3 par value common stock were eligible to participate in the exchange offer. The prorated percentage (approximately 25%) was based on the number of $1-2/3 par value shares tendered in the offer of approximately 335.8 million shares. The exchange was voluntary and expired on May 16, 2000. This exchange required the addition of GM Class H Common Stock Fund, which will remain as an investment option indefinitely; however, no further contributions or exchanges from any other investment options into the GM Class H Common Stock Fund will be permitted. Dividends, if any, paid on GM Class H Common Stock held will be reinvested back into the GM H Stock Fund.

      Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the GM Class H Common Stock, the amount of any dividends paid thereon, and any interest earned on short-term investments held by the fund.

      First Union Financial Corp. Common Stock - Activity is limited to the reinvestment of earnings and participant distributions. See information regarding Wachovia Corporation Stock Fund.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

      Wachovia Corporation Stock Fund - Effective September 4, 2001, First Union Corporation and Wachovia Corporation merged and created the new Wachovia Corporation. The First Union shares were converted to Wachovia Shares on a one-for-one basis.

      Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary (Hughes Defense), to holders of $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks. Plan participants holding Class H Common Stock Fund units were allocated approximately .81 units of Raytheon Class A units for each unit of GM Class H held. Plan participants holding GM $1-2/3 par value Common Stock Fund units were allocated approximately .08 units of Raytheon Class A unit for each unit of GM $1-2/3 held. The determination of the allocation ratio for units was based on the number of units held in the Plan. Such exchange was recorded as a stock dividend and totaled approximately $314 million of which $172 million and $142 million were distributed to $1-2/3 par value common stockholders and Class H common stockholders, respectively.

      This exchange required the addition of Raytheon Unitized Common Stock Fund, which will remain as an investment option through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Unitized Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A Common Stock held will be invested in an income fund investment option prior to allocation to participant's accounts.

      Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A Common Stock, the amount of any dividends paid thereon, and any interest earned on short-term investments held by the fund.

      Raytheon Common Stock Fund - Effective May 15, 2001, shares of Rayethon Class A Common Stock Fund underwent a one-for-one stock swap and were replaced by shares of Raytheon Common Stock.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

      The number of participants in each Investment Fund or Option as of December 31, 2001 and 2000 is shown below. The sum of participation by Investment Fund or Option is greater than the total number of Plan participants because participation is allowed in more than one fund or option.

      Option                                            2001       2000
      ------                                            ----       ----
      Fidelity Growth & Income Fund                    4,122       4,134
      Fidelity Magellan Fund                           4,195       4,167
      Fidelity Contrafund                              2,649       2,763
      Fidelity Managed Income Fund                     1,388       1,328
      Fidelity Asset Manager Fund                      1,342       1,339
      Fidelity Retirement Government Money Market Fund 5,294       5,538
      Fidelity OTC Portfolio Fund                      2,102       2,258
      Fidelity Overseas Fund                           1,861       1,884
      Fidelity Blue Chip Fund                          2,124       1,890
      Fidelity Small Cap Stock Fund                    1,107       1,033
      Fidelity Aggressive Growth Fund                  1,360       1,116
      Fidelity Spartan U.S. Equity Index Fund            902         726
      Fidelity Puritan Fund                            1,052         845
      Fidelity Ginnie Mae Fund                           860         609
      Fidelity U.S. Bond Index Fund                      811         367
      Fidelity Low-Priced Stock Fund                     683         150
      Fidelity Equity Income Fund                        382         118
      Fidelity Freedom Income Fund                       136          84
      Fidelity Freedom 2000 Fund                         115         104
      Fidelity Freedom 2010 Fund                         320         284
      Fidelity Freedom 2020 Fund                         505         470
      Fidelity Freedom 2030 Fund                         666         649
      Fidelity Freedom 2040 Fund                          66          21
      Fidelity Value Fund                                360           0
      Fidelity Diversified International Fund            139           0
      Fidelity Strategic Income Fund                       0           0
      General Motors Unitized Common Stock Fund        8,318       7,649
      Delphi Automotive Unitized Common Stock Fund     3,637       4,172
      General Motors Class H Common Stock Fund           580         670
      First Union Financial Corp. Common Stock             0          21
      Wachovia Corporation Stock Fund                     17           0
      Raytheon Common Stock Fund                       1,874           0
      Raytheon Class A Common Stock Fund                   0       2,069


8.    LOANS RECEIVABLE FROM PARTICIPANTS

      Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Plan Administrator based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed five years. Loans are funded through the liquidation of the participant's related investments. Repayments of principal are reinvested based upon the participant's current investment options. During the year ended December 31, 2001, there were approximately $3,147,000 and $2,796,000 of new borrowings and principal repayments, respectively. During the year ended December 31, 2000, there were approximately $4,180,000 and $2,906,000 of new borrowings and principal repayments, respectively. At December 31, 2001, there were 1,194 loans outstanding with an average balance and interest rate of $4,782 and 8.63%, respectively. At December 31, 2000, there were 1,107 loans outstanding with an average balance and interest rate of $5,287 and 9.21%, respectively.

      Two employees of the Group who serve on the Pension Committee also have outstanding loans receivable. Loan activity for these individuals for the years ended December 31, 2001 and 2000 is as follows:

                                             2001          2000
                                             ----          ----

         New Loans                               -      $11,500
         Principal Repayments               12,015       14,316
         Average Balance at December 31     16,837       15,581
         Average Rate                         9.00%       9.040%

9.    TAX STATUS

      The Plan obtained its latest determination letter on July 13, 1995 in which the Internal Revenue Service ("IRS") stated that the Plan, subject to the adoption of several technical amendments, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan adopted the technical amendments on August 9, 1995 to comply with the requirements noted in the letter. Therefore, no provision for income taxes has been included in the Plan's financial statements. The plan has submitted an application for a determination letter request to the IRS on December 14, 2001 based on the plan's complete restatment effective January 1, 2001.

10.   RELATED PARTY TRANSACTIONS

      Advisory, auditing and accounting services are paid for by the Group on behalf of the Plan. Costs for such outside services amounted to approximately $223,000 and $282,000 during the years ended December 31, 2001 and 2000, respectively. The administrative expenses relating to the funds are paid directly by the participants from the fund's assets and are factored into the net asset value.

      The Plan has invested in common stock of General Motors Corporation ("GM"), the indirect parent of the Group. See Note 12 for more detailed financial information. During the years ended December 31, 2001 and 2000, the Plan had the following GM stock transactions:

                                                2001         2000
                                                ----         ----

         Total dollar amount of purchases  $21,641,714  $21,915,096
         Total dollar amount of sales        8,948,748   13,089,496

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

11.   SCHEDULE OF INVESTMENTS EXCEEDING 5% OF NET ASSETS

                                                            December 31,
      Identity of Issue                                 2001          2000
                                                        ----          ----

      Fidelity Management Trust Company:

         Growth and Income Fund (1,130,466 and
          1,063,464 shares, respectively)           $42,256,822    $44,771,817
         Magellan Fund (303,929 and 269,566
          shares, respectively)                      31,675,539     32,159,193
         Contrafund (505,003 and 475,305
          shares, respectively)                      21,598,983     23,370,751
         Managed Income Fund (21,143,313 and
          19,810,524 shares, respectively)           21,143,313     19,810,524
         Retirement Government Money Market
         (145,410,539 shares)                        15,410,539              -
         Asset Manager Fund (804,322 shares)                  -     13,528,701
         General Motors Unitized Common
          Stock Fund* (4,004,296 and 3,120,101
          shares, respectively)                      46,249,623     36,380,378

         * Nonparticipant-directed

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

12.  NONPARTICIPANT-DIRECTED INVESTMENTS

                                          At December 31,
                                    2001                 2000
                                    ----                 ----
Net Assets -
    Common stock                 $49,887,958          $39,748,173


                                        Year End December 31,
                                    2001                 2000
                                    ----                 ----

Interest and dividends             1,805,871           $1,425,473
Net depreciation in fair value
of investments                    (2,214,292)         (15,491,901)
Contributions:
  Employee                         1,710,152            1,143,694
  Employer - gross                15,532,348           13,337,947
                                  ----------           ----------

Total contributions               17,242,500           14,481,641

Distributions to
participants                      (3,038,150)          (3,308,137)
Rollovers                            209,142              207,932
Transfers among investment
options                           (3,865,286)          (4,998,157)
                                   ---------            ---------


Increase (decrease) in net
assets available for
benefits; during the year         10,139,785           (7,683,149)

Net assets available for
Benefits, beginning of
Year;                             39,748,173           47,431,322
                                  ----------           ----------

Net assets available for
Benefits, end of year             49,887,958          $39,748,173
                                  ==========           ==========

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN


                Schedule H, Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          DECEMBER 31, 2001

                                                                                                   Market
  Identity of Issue                       Description of Investment                    Cost        Value
-------------------------------------     --------------------------------------   -----------   ----------
                                          Participant Loans (Interest rates from
                                            6.00% to 10.75%)                       $5,709,390    $5,709,390

Fidelity Management Trust Company
Growth & Income Fund (2)                  Growth & Income Fund                     43,057,203    42,256,822

Fidelity Management Trust Company
Magellan Fund (2)                         Growth Fund                              33,605,377    31,675,539

Fidelity Management Trust Company
Contrafund (2)                            Growth Fund                              25,405,628    21,598,983

Fidelity Management Trust Company
Managed Income Fund (2)                   Stable Value Fund                        21,143,313    21,143,313

Fidelity Management Trust Company
Asset Manager Fund                        Asset Allocation Fund                    14,267,708    13,015,981

Fidelity Management Trust Company
Retirement Government Money Market Fund
(2)                                       Money Market Fund                        15,410,539    15,410,539

Fidelity Management Trust Company
OTC Portfolio Fund                        Growth Fund                              16,055,195    10,097,759

Fidelity Management Trust Company
Overseas Fund                             International Growth Fund                 9,769,119     7,174,441

Fidelity Management Trust Company
Blue Chip Growth Fund                     Growth & Income Fund                     10,433,028     8,554,535

Fidelity Management Trust Company
Small Cap Stock Fund                      Growth Fund                               4,484,121     4,856,077

Fidelity Management Trust Company
Aggressive Growth Fund                    Growth Fund                               6,817,274     3,515,217

Fidelity Management Trust Company
Spartan U.S. Equity Index Fund            Growth Fund                               5,118,362     4,478,131

                                                -20 -





THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

                Schedule H, Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          DECEMBER 31, 2001

                                                                                                   Market
  Identity of Issue                       Description of Investment                    Cost        Value
------------------------------------      -----------------------------------      -----------   ----------
Fidelity Management Trust Company
Puritan Fund                              Balanced Fund                             4,711,374     4,398,569

Fidelity Management Trust Company
Ginnie Mae Fund                           Income Fund                               3,611,941     3,647,357

Fidelity Management Trust Company
U.S. Bond Index                           Bond Fund                                 3,387,664     3,422,189

Fidelity Management Trust Company
Low-Price Stock Fund                      Growth Fund                               2,486,523     2,714,350

Fidelity Management Trust Company
Equity Income Fund                        Growth Fund                                 990,364       947,704

Fidelity Management Trust Company
Freedom Income Fund                       Asset Allocation Fund                       372,265       367,426

Freedom 2000 Fund                         Asset Allocation Fund                       634,182       605,140

Freedom 2010 Fund                         Asset Allocation Fund                     2,674,462     2,496,626

Freedom 2020 Fund                         Asset Allocation Fund                     3,596,971     3,173,356

Freedom 2030 Fund                         Asset Allocation Fund                     3,505,789     3,061,337

Freedom 2040 Fund                         Asset Allocation Fund                       115,336       111,222

Fidelity Management Trust Company         Growth Fund
Value Fund                                                                            975,547     1,007,875

Fidelity Management Trust Company         International Growth Fund
Diversified International Fund                                                        309,878       313,424

Fidelity Management Trust Company         Bond Fund
Strategic Income Fund                                                                   1,049         1,035

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

                Schedule H, Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          DECEMBER 31, 2001

                                                                                                  Market
  Identity of Issue                       Description of Investments                   Cost       Value
---------------------------------------   --------------------------------------- -----------   -----------
Fidelity Management Trust Company
General Motors Unitized Common Stock
Fund (1)(2)                               Common Stock Fund                        48,857,142    46,249,623
Fidelity Management Trust Company
Delphi Automotive Unitized Common Stock
Fund (1)                                  Common Stock Fund                         2,994,801     3,199,536

Fidelity Management Trust Company
GM Class H Common (1)                     Common Stock Fund                           817,913       705,220

Wachovia
Wachovia Corporation Stock Fund           Common Stock Fund                           277,655       628,317

Raytheon Corp
Raytheon Common Stock (1)
                                          Common Stock Fund                           600,212       438,800

                                                                                 ------------  ------------
                                          TOTAL                                  $292,197,326  $266,975,835
                                                                                 ============  ============

(1)   Party in interest.
(2)   Individual investment represents 5% or more of the Plan's net assets.







                                     - 22 -